Exhibit 99.19

ENGLISH TRANSLATION OF SIGNIFICANT EVENT

IMPORTANT INFORMATION

Subject to satisfaction of conditions precedent, Chilectra Américas S.A. (“Chilectra Américas”) and Endesa Américas S.A. (“Endesa Américas”) will merge with and into Enersis Américas S.A. (“Enersis Américas”) (the “Merger”), with Enersis Américas continuing as the surviving corporation. The Merger is part of an overall reorganization of the businesses of Enersis S.A. (“Enersis”), Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”) to separate their respective Chilean and non-Chilean electricity generation, distribution and transmission businesses. Following the Merger, Enersis Américas, under the name “Enel Américas S.A.”, will hold the combined non-Chilean electricity generation, distribution and transmission businesses of Enersis, Endesa Chile and Chilectra.

In the Merger, each outstanding share of Chilectra Américas common stock (other than shares owned by Enersis Américas and shares for which statutory merger dissenters’ withdrawal rights are exercised) will be exchanged for 4.0 shares of Enersis Américas common stock.

Enersis Américas and Chilectra Américas are Chilean companies. Information distributed in connection with the proposed Merger and the related shareholder votes is subject to Chilean disclosure requirements that are different from those of the United States. Financial statements and financial information included in these documents are prepared in accordance with Chilean accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Merger, since the constituent companies are located in Chile and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue the foreign companies or their respective officers or directors in a Chilean court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Enersis Américas may purchase shares of Chilectra Américas by means other than in the Merger at any time prior to consummation of the Merger, such as in open market or privately negotiated purchases.

The following is an English translation of the original Spanish language document which has been prepared solely for informational purposes only, has no legal effect and should not be relied upon. This translation is not an offer or invitation to make an offer for the purchase of any securities. If there exist any discrepancies between the original Spanish language document and this English translation, the original Spanish language document will prevail.

SIGNIFICANT EVENT

Chilectra Américas S.A.

Securities Registry Registration N°1137

Santiago, November 3, 2016

Ger. Gen. 43/2016

Sir

Carlos Pavez Tolosa

Superintendence of Securities and Insurance

Alameda Bernardo O’Higgins 1449

Present

REF: Significant Event

Dear Sir:

Pursuant to the provisions of articles 9 and 10, paragraph two, of Securities Market Law No. 18,045, and to the provisions of General Norm No. 30 of the Superintendence, duly authorized, on behalf of Chilectra Américas S.A. (“Chilectra Américas”), I hereby inform you by Significant Event, that at the Board of Directors meeting of the Company held today, in addressing the forthcoming effective date of the merger of Chilectra Américas with Enersis Américas S.A. and Endesa Américas S.A., decided to change the dividend policy approved at the Ordinary Board of Directors meeting No. 2/2016 held on February 29, 2016, which provided for the dividend distribution of 100% of the net income for the year, a distribution that would pay an interim dividend in January 2017. In this regard, it has been deemed necessary to modify the dividend policy so as to not distribute any interim dividend.

Cordially,

/s/ Andreas Gebhardt Strobel

Andreas Gebhardt Strobel

Chief Executive Officer

CHILECTRA AMÉRICSA S.A.